Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to what action you should take, you are recommended to seek your own financial advice from your stockbroker or other independent adviser authorized under the Financial Services and Markets Act 2000 (as amended). If you are in any doubt as to your taxation position, you are strongly advised to consult an appropriate professional adviser.

If you have recently sold or transferred all of your shares in AKARI THERAPEUTICS, PLC, please forward this document, together with the accompanying documents, as soon as possible either to the purchaser or transferee or to the person who arranged the sale or transfer so they can pass these documents to the person who now holds the shares.

AKARI THERAPEUTICS, PLC

(Registered in England & Wales, No. 05252842)

Elder House

St Georges Business Park

207 Brooklands Road

Weybridge, Surrey KT13 0TS

+44 (0)1903 706160

NOTICE OF GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 8, 2020

Dear Shareholders of Akari Therapeutics, Plc:

In accordance with Schedule 4 to the Corporate Governance and Insolvency Act 2020, shareholders, or their proxies other than the chairman of the Meeting, do not have the right to attend the Meeting in person. We therefore strongly encourage you to vote on the Resolution as soon as possible by appointing the chairman of the Meeting as your proxy (or, in the case of beneficial owners who hold their shares indirectly, by submitting appropriate proxy voting instructions) as described in the Proxy Statement below.

Notice is hereby given of a general meeting (the “Meeting”) of the shareholders of Akari Therapeutics, Plc, (“Akari” or the “Company”), to be held at 10.30 a.m., local time, on December 8, 2020, at 75/76 Wimpole Street, London W1G 9RT for the purpose of considering and, if thought fit, passing the following resolution (the “Resolution”) as a special resolution:

That, with effect at 6.30 p.m., London time on the date on which this resolution is passed (or such other time, being no later than 28 days after the passing of this resolution, as the directors may determine) (the “Record Time”):

a)	the draft articles of association produced to the Meeting (the “New Articles”) be adopted as the articles of association of the Company in substitution for, and to the exclusion of, the Company's existing articles of association;
b)	pursuant to section 622 of the Companies Act 2006, each of the ordinary shares of £0.01 each in the capital of the Company in issue at the Record Time be redenominated from pounds sterling to United States dollars at the rate of USD1.325 per £1, being the spot rate of exchange for converting pounds sterling to United States dollars as at 10 November 2020 published in the Financial Times on 11 November 2020;

c)	immediately following the redenomination, each ordinary share in the capital of the Company be subdivided into one ordinary share of USD0.0001 and one deferred share of USD1.3249 (a “Deferred Share”), each having the rights and being subject to the restrictions set out in the New Articles;
d)	the contract in the form produced to the Meeting to be entered into between the Company and Torsten Hombeck for the purchase of all the Deferred Shares by the Company be approved, and its terms authorised, for the purposes of section 694 of the Companies Act 2006, but so that the approval and authority expire on 31 December 2021;
e)	in accordance with section 551 of the Companies Act 2006, the directors be generally and unconditionally authorized to allot shares in the Company and to grant rights to subscribe for or to convert any security into shares in the Company up to an aggregate nominal amount of USD680,000, and that the Directors be authorized to allot equity securities (as defined in section 560 of the Companies Act 2006) for cash under the foregoing authority and/or to sell ordinary shares held by the Company as treasury shares as if section 561 of the Companies Act 2006 did not apply to any such allotment or sale, provided that these authorities shall, unless renewed, varied or revoked by the Company, expire on 28 June 2022, save that the Company may, before such expiry, make offers or agreements which would or might require such shares to be allotted or rights granted, or such equity securities to be allotted or treasury shares to be sold, after such expiry and the directors may allot such shares or grant such rights, or allot equity securities or sell shares, in pursuance of such offers and agreements notwithstanding that the authority conferred by this resolution has expired; and this resolution revokes and replaces all unexercised authorities previously granted to the directors to allot shares or rights to subscribe for or convert any security into shares, but without prejudice to any allotment of shares or grant of rights already made, offered or agreed to be made pursuant to such authorities.

The rationale for the Resolution is described in the Proxy Statement below. The number of ordinary shares of the Company in issue immediately after the Record Time will be the same as immediately before, and each shareholder’s proportionate interest in the Company’s issued share capital will remain unchanged. The only change will be to the nominal value of the ordinary shares. The rights attaching to the ordinary shares of USD0.0001 (including voting and dividend rights and rights on a return of capital) will be identical in all respects to those of the existing ordinary shares. There will also be no direct effect on the value of an ADS.

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, as amended, the Company specifies that entitlement to attend and vote at the Meeting, and the number of votes which may be cast at the Meeting, will be determined by reference to the Company’s register of members at 6.30 p.m. (London time) on December 4, 2020 or, if the Meeting is adjourned, at 6.30 p.m. (London time) two working days before the time of the adjourned Meeting. In each case, changes to the register of members after such time will be disregarded. The accompanying Proxy Statement more fully describes the details of the business to be conducted at the Meeting. After careful consideration, our Board of Directors has unanimously approved the proposals and recommends that you vote FOR each proposal described in the accompanying Proxy Statement.

The Company’s principal executive offices are located at 75/76 Wimpole Street, London W1G 9RT. The UK registered office of Akari Therapeutics, Plc is at Elder House, St Georges Business Park, 207 Brooklands Road, Weybridge, Surrey KT13 0TS, United Kingdom). Except as set out in this Notice, any communication with the Company in relation to the Meeting, should be sent to the Company’s registrars, SLC Registrars, Elder House, St Georges Business Park, 207 Brooklands Road, Weybridge, Surrey KT13 0TS, United Kingdom. No other means of communication will be accepted. In particular, you may not use any electronic address provided within this notice or in any related documents (including the annual report and accounts for the period ended 31 December 2019 and the proxy form) to communicate with the Company except as expressly permitted.

You are reminded that you can update your preferences for communications by Akari at any time through SLC Registrars’ “ShareView” service at https://portfolio.shareview.co.uk/. You can contact SLC Registrars for assistance with the process at office@slcregistrars.com or on +44 (0)1903 706150. There is no charge for this service. Akari encourages you to agree to the use of electronic communications as it will enable you to receive information quicker and reduce the Company’s costs and environmental impact.

Your vote is important. The affirmative vote (on a show of hands or a poll) of shareholders present in person or by proxy in accordance with the requisite majority set forth in the accompanying Proxy Statement is required for approval of the Resolution. We encourage you to read the Proxy Statement carefully.

Please complete, date, sign and return the enclosed proxy form as promptly as possible (and in any event by 10.30 a.m. (London time) on December 4, 2020) in order to ensure your representation at the Meeting. Please note, however, that if your shares are represented by American Depositary Shares and held on deposit by Deutsche Bank Trust Company Americas, as depositary, or if your ordinary shares are held of record by a broker, bank or other nominee, and you wish to have your votes cast at the Meeting, you must obtain, complete and timely return a proxy form issued in your name from that intermediary in accordance with any instructions provided therewith.

By Order of the Board of Directors of
Akari Therapeutics, Plc,

/s/ Ray Prudo

Ray Prudo
Executive Chairman
November 13, 2020

THE AKARI BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT THE RESOLUTION OUTLINED ABOVE IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, AKARI AND ITS SHAREHOLDERS AND HAS APPROVED THE RESOLUTION. THE AKARI BOARD OF DIRECTORS RECOMMENDS THAT AKARI SHAREHOLDERS VOTE “FOR” THE RESOLUTION.

PROXY STATEMENT FOR
GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 8, 2020

GENERAL INFORMATION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of Akari Therapeutics, Plc, a public limited company registered in England & Wales (“Akari”, the “Company” or “our”), for use at the Company’s General Meeting of shareholders to be held at 75/76 Wimpole Street, London W1G 9RT at 10.30 a.m., local time, on December 8, 2020 (the “Meeting”) for the purpose of considering and, if thought fit, passing the resolution specified in the Notice of Meeting (the “Resolution”). This Proxy Statement is being mailed to shareholders on or about November 13, 2020.

For a proxy form to be effective, it must be properly executed and dated and lodged (together with a duly signed and dated power of attorney or other authority (if any) under which it is executed (or a notarially certified copy of such power of attorney or other authority)) at the offices of the Company’s registrars, SLC Registrars (the “Registrars”) at Elder House, St Georges Business Park, 207 Brooklands Road, Weybridge, Surrey KT13 0TS, United Kingdom (or by email to office@slcregistrars.com) so as to be received by 10.30 a.m., local time, on December 4, 2020 (or, if the Meeting is adjourned, not less than 48 hours before the time of the adjourned Meeting). Each proxy form properly tendered will, unless otherwise directed by the shareholder, be voted FOR the Resolution and at the discretion of the proxy holder(s) with regard to all other matters that may properly come before the Meeting.

The Company will pay all of the costs of soliciting proxies. We will provide copies of our proxy materials to the depositary for our American Depositary Shares (Deutsche Bank Trust Company Americas), brokerage firms, fiduciaries and custodians for forwarding to beneficial owners and will reimburse these persons for their costs of forwarding these materials. Our directors, officers and employees may also solicit proxies; however, we will not pay them additional compensation for any of these services. Proxies may be solicited by telephone, facsimile, or personal solicitation.

Special Arrangements for the Meeting in the Light of Restrictions Relating to Covid-19

In accordance with Schedule 4 to the Corporate Governance and Insolvency Act 2020, shareholders, or their proxies other than the chairman of the Meeting, do not have the right to attend the Meeting in person. We therefore strongly encourage you to vote on the Resolution as soon as possible by appointing the chairman of the Meeting as your proxy (or, in the case of beneficial owners who hold their shares indirectly, by submitting appropriate proxy voting instructions) as described below.

We expect only the Chairman and a very limited number of Company personnel to be in attendance at the Meeting to ensure a quorum. No other members of the Board will attend and social distancing measures will be in place in order to comply with the law and Government guidelines.

Shareholders can submit questions to the Board by email to the Company’s investor relations department at peter.vozzo@westwicke.com. We will consider all questions received and, if appropriate, provide a written response on the Company’s website (http://investor.akaritx.com/).

The Board will keep the situation under review and may make changes to the arrangements for the Meeting, should the Covid-19 situation, the law or the UK Government’s guidance change. Shareholders should therefore monitor the Company’s website and announcements for any updates.

Shares Outstanding and Voting Rights

Akari is registered in England & Wales and therefore subject to the Companies Act 2006 (the “Companies Act”), which, together with the Articles of Association of the Company (the “Articles”), governs the processes for voting at meetings. There are a number of differences between English and U.S. law in relation to voting. At the Meeting, a resolution put to the vote of the Meeting shall be decided on a show of hands unless a poll is demanded by (a) the chairman, (b) at least five shareholders entitled to vote at the Meeting, (c) a shareholder or shareholders representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the Meeting (excluding any voting rights attached to shares that are held as treasury shares) or (d) a shareholder or shareholders holding shares conferring a right to vote at the Meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right (excluding any shares in the Company conferring a right to vote at the Meeting that are held as treasury shares).

Only holders of record of our Ordinary Shares at 6.30 p.m. (London time) on November 10, 2020 (being the latest practicable date before the publication of this document) are entitled to receive this notice and only those holders of record of our ordinary shares at 6.30 p.m. (London time) on December 4, 2020 or, if the Meeting is adjourned, at 6.30 p.m. (London time) two working days before the time of the adjourned Meeting (the “Record Date”) are entitled to vote at the Meeting. Therefore, if you sell or transfer your Ordinary Shares or interest in the Company prior to the Record Date, your proxy form will no longer be able to be used and if submitted (whether before or after you sell or transfer your Ordinary Shares) will be treated as invalid. Please pass this document together with the accompanying proxy form to the person who arranged the sale or transfer for delivery to the purchaser or transferee. The purchaser or transferee will need to contact Prism Cosec Limited, Elder House, St Georges Business Park, 207 Brooklands Road, Weybridge, Surrey KT13 0TS, Company Secretary, to request a new proxy form for its use.

On the ADR Record Date (as defined below), 3,847,331,913 ordinary shares were outstanding, of which approximately 3,842,624,641 were held in the name of DB London (Investor Services) Nominees Limited, the nominee of Deutsche Bank Trust Company Americas (the “Depositary”), which issues Company-sponsored American Depositary Receipts (“ADRs”) evidencing American Depositary Shares (“ADSs”) which, in turn, each represent one hundred (100) ordinary shares. With respect to all matters to be voted on at the Meeting, each shareholder present has only one vote unless demand is made for a vote on a poll (in which case each shareholder gets one vote per ordinary share held). The presence, in person or by proxy, of at least two shareholders holding at least 15% of the share capital of the Company as of the Record Date will constitute a quorum for the transaction of business at the Meeting. At any adjournment of the Meeting, if a quorum is not present within fifteen minutes from the time appointed for the adjourned Meeting, one person entitled to be counted in a quorum present at the adjourned Meeting shall be a quorum.

Persons who hold ordinary shares directly on the Record Date (“record holders”) must return a proxy form or attend the Meeting in person in order to vote on the proposals. However, as noted above, shareholders (other than certain Company personnel) do not have the right to attend the Meeting in person on account of Covid-19. Persons who own ordinary shares indirectly on the Record Date through a brokerage firm, bank or other financial institution, including persons who own ordinary shares in the form of ADSs through the Depositary (“beneficial owners”), must return a voting instruction form to have their shares or the shares underlying their ADSs, as the case may be, voted on their behalf. Brokerage firms, banks or other financial institutions that do not receive voting instructions from beneficial owners may either vote these shares on behalf of the beneficial owners or return a proxy leaving these shares un-voted (a “broker non-vote”). ADR holders are not entitled to vote directly at the Meeting, but a deposit agreement dated as of December 7, 2012, as amended (the “Deposit Agreement”) exists between the Depositary and the holders of ADRs pursuant to which registered holders of ADRs as of November 5, 2020 (the “ADR Record Date”) are entitled to instruct the Depositary as to the exercise of voting rights pertaining to the ordinary shares so represented. The Depositary has agreed that it will endeavor, insofar as practicable, to vote (in person or by delivery to the Company of a proxy) the ordinary shares registered in the name of Deutsche Bank AG London in accordance with the instructions of the ADR holders. In the event that the instruction card is executed but does not specify the manner in which the ordinary shares represented are to be voted (i.e., by marking a vote “FOR”, “AGAINST” or any other option), the Depositary will vote in respect of the Resolution as recommended by the Board, which is described in the Notice of Meeting. Instructions from the ADR holders must be sent to the Depositary so that the instructions are received by no later than 1:00 p.m. New York time on November 27, 2020 (the “Instruction Date”).

The Company has retained SLC Registrars to hold and maintain its register of members. SLC Registrars will take delivery of completed proxy forms posted to it in accordance with the details above.

The Resolution is proposed as a special resolution that will be approved if (i) on a show of hands, a majority of no less than 75% of shareholders present in person or by proxy and voting on the Resolution vote in favor of the Resolution or (ii) on a poll, a majority of no less than 75% of the shares present at the Meeting in person or by proxy and voting on the Resolution are voted in favor of the Resolution. Abstentions and broker non-votes will not be counted for the purpose of determining the number of votes cast on the proposals and therefore will not impact the outcome of the Resolution.

As a result, we encourage you to vote by proxy by mailing an executed proxy form. By voting in advance of the Meeting, this ensures that your shares will be voted and reduces the likelihood that the Company will be forced to incur additional expenses soliciting proxies for the Meeting. Subject to the restrictions on personal attendance on account of Covid-19 noted above, any record holder of our Ordinary Shares may attend the Meeting in person and may revoke the enclosed proxy form at any time by voting in person at the Meeting or by executing a later-dated proxy form and delivering it to the Registrars in accordance with the details above by the applicable cut-off time for receipt of proxy forms.

Beneficial owners of our ordinary shares and holders of ADSs representing our ordinary shares who wish to change or revoke their voting instructions should contact their brokerage firm, bank or other financial institution or the Depositary, as applicable, for information on how to do so. Generally, however, beneficial owners of our ordinary shares and holders of ADSs representing our ordinary shares who wish to change or revoke their voting instructions may do so up until 1:00 p.m. New York Time on the Instruction Date. Beneficial owners who wish to attend the Meeting and vote in person should contact their brokerage firm, bank or other financial institution holding ordinary shares of Akari on their behalf in order to obtain a “legal proxy” which will allow them to both attend the Meeting and vote in person (subject to the restrictions on personal attendance on account of Covid-19 noted above). Without a legal proxy, beneficial owners cannot vote at the Meeting because their brokerage firm, bank or other financial institution may have already voted or returned a broker non-vote on their behalf. Record holders of ADSs representing our ordinary shares who wish to attend the Meeting and vote in person (subject to the restrictions on personal attendance on account of Covid-19 noted above) should contact the Depositary (and beneficial owners wishing to do the same should contact their brokerage firm, bank or other financial institution holding their ADSs) to cause their ADSs to be cancelled and the underlying shares to be withdrawn in accordance with the terms and conditions of the Deposit Agreement so as to be recognized by us as a record holder of our ordinary shares.

MATTERS BEING SUBMITTED TO A VOTE OF AKARI SHAREHOLDERS

Introduction

Currently, the Company prepares its accounts in US dollars, but its ordinary shares are denominated in pounds sterling. This causes the Company to incur additional accounting costs. Because of the different currencies, accounting rules also require the Company to account for its Stock Warrants as liabilities (as at June 30, 2020, in the amount of USD4,362,515). In order to align the currencies, the Company proposes to change the currency of its ordinary shares to US dollars. This is expected to reduce accounting costs and increase the Company’s accounting net asset value by the amount of the liability accounted for the Stock Warrants.

As the change of currency will result in an unrounded nominal value, and in order to increase the Company’s financial and capital flexibility in the future, the Board also proposes to reduce the nominal value of an ordinary share to USD0.0001.

Following the completion of the above proposals, each Akari shareholder will therefore hold one ordinary share of USD0.0001 for each ordinary share of £0.01 held at the Record Time on the date of the Meeting. The number of ordinary shares of the Company in issue will be the same as immediately before the Record Time and each shareholder’s proportionate interest in the Company’s issued share capital will remain unchanged. The only change will be to the nominal value of the ordinary shares. The rights attaching to the ordinary shares of USD0.0001 (including voting and dividend rights and rights on a return of capital) will be identical in all respects to those of the existing ordinary shares. There will also be no direct effect on the value of an ADS.

In order for these changes to be made, Akari shareholders will need to pass the Resolution set out in the Notice of Meeting. The Board recommends that shareholders vote in favor of it. The following paragraphs explain in greater detail the Resolution and the technical procedures by which these changes will be made.

Redenomination of the Ordinary Shares

The Company’s ordinary shares are currently denominated in pounds sterling, with a nominal value of £0.01 each. Paragraph (b) of the Resolution proposes their redenomination in US dollars in accordance with the statutory procedure under the Companies Act. The redenomination will take effect at the Record Time, which is expected to be 6.30 p.m., London time, on the date of the Meeting. It will be implemented using the exchange rate of USD1.325 per £1, which is the spot exchange rate as at November 10, 2020 published in the Financial Times on November 11, 2020, the latest practicable date before the date of this document.

Subdivision to Reduce the Nominal Value of the Ordinary Shares

The redenomination of the Company’s ordinary shares will initially result in their having a nominal value of USD1.325. Paragraph (c) of the Resolution proposes to reduce the nominal value per ordinary share to USD0.0001. In order to comply with the Companies Act, this will be achieved by subdividing each ordinary share (immediately after the redenomination) into one new ordinary share of USD0.0001 and one deferred share of USD1.3249 (a “Deferred Share”). The purpose of the creation of the Deferred Shares is to ensure that the reduction in the nominal value of the ordinary shares will not result in an unlawful reduction in the Company’s share capital. The new ordinary shares will carry exactly the same rights as the existing ordinary shares. The rights attaching to the Deferred Shares (as set out below) will render them effectively worthless.

Adoption of New Articles and Terms of Deferred Shares

In order to reflect the redenomination and subdivision, record the terms of issue of the Deferred Shares and make some other consequential and minor changes, the Board proposes that the Company adopt new Articles (the “New Articles”). Paragraph (a) of the Resolution proposes that the New Articles be adopted with effect from the Record Time. The new Articles will be available on the Company’s website at http://investor.akaritx.com/ from the date of this notice until and during the Meeting.

The terms of issue of the Deferred Shares will be set out in full in the New Articles. The principal terms are as follows. The Deferred Shares will not be entitled to any dividends. On a return of capital on a winding up of the Company, their holders will only be entitled to receive the amount paid up on them after USD10,000,000 has been paid in respect of every USD1 paid up on the ordinary shares. The holders of the Deferred Shares will not be entitled to attend or vote at general meetings of the Company. No transfer of Deferred Shares will be permitted without the consent of the directors. The Company will have authority to appoint an agent for all the holders of Deferred Shares to transfer all the Deferred Shares to any person for no consideration or a nominal purchase price and to execute associated documents on the holders’ behalf.

Purchase of Deferred Shares

Following the redenomination and subdivision, for each ordinary share of £0.01 held at the Record Time, each Akari shareholder will hold one new ordinary share of USD0.0001 and one Deferred Share. However, as noted above, on account of their limited rights, the Deferred Shares will be effectively worthless. Therefore, in order to simplify its capital structure, the Company intends to cancel them shortly after the Record Time as follows.

The Company will first exercise its right under the New Articles (see above) to appoint a person as agent on behalf of all the holders of Deferred Shares to transfer those shares to the Company’s Chief Financial Officer, Torsten Hombeck (the “Intermediary”), for USD0.01 in aggregate. No action by shareholders is required in respect of this transfer. In view of the negligible amount of the aggregate consideration for the transfer, no part of it will in fact be received by the original holders of the Deferred Shares.

The Company will then buy the Deferred Shares back from the Intermediary for USD0.01 in aggregate through an off-market purchase under the Companies Act pursuant to a contract (the “Buy-Back Contract”) to be entered into between the Company and the Intermediary. In accordance with the Companies Act, the Company will finance this purchase out of the proceeds of a fresh issue of a small number of new shares, probably to a director. Paragraph (d) of the Resolution proposes the approval of the Buy-Back Contract, which is required by the Companies Act. A copy of the draft Buy-Back Contract will be available for inspection by members of the Company at the Company’s registered office and on its website at http://investor.akaritx.com/ from the date of this notice until and during the Meeting. A copy will also be available for inspection at the Meeting. Upon completion of this purchase, the Deferred Shares will be cancelled.

Renewal of directors’ authority to allot shares and disapplication of statutory pre-emption rights

Under the Companies Act, the Company’s directors may not allot shares, or grant rights to subscribe for or convert securities into shares, in the Company, or allot equity securities or sell treasury shares for cash without first offering them to existing shareholders in proportion to their existing holdings, unless they have been authorized by shareholders. The directors are currently authorized by resolutions passed at the Company’s annual general meeting on 14 July 2017 to allot shares, or grant rights to subscribe for or convert securities into shares, up to a maximum aggregate nominal value of £100,000,000 until 28 June 2022 as if the statutory pre-emption rights did not apply. In order to avoid any doubt about the effect of the redenomination and subdivision on that authority, paragraph (e) of the Resolution is proposed to regrant the authority with the same expiry date and a maximum aggregate nominal value in US dollars that will allow approximately the same number of ordinary shares of USD0.0001 to be issued as the number of ordinary shares of £0.01 that could be issued under the remaining headroom under the existing authority in pounds sterling.

Share Certificates and CREST Entries for Ordinary Shares Held Directly

For shareholders who hold their ordinary shares directly in certificated form, existing share certificates will cease to be valid with effect from the Record Time. New share certificates representing new ordinary shares will be sent to these shareholders by around December 22, 2020. On receipt, all ordinary share certificates previously issued should be destroyed. If you do not receive a new share certificate and you believe you are entitled to one, please contact the Registrars (whose contact details are in the Notice of Meeting). Share certificates representing Deferred Shares will not be issued.

For Shareholders who hold their entitlement to ordinary shares in uncertificated form through CREST, the CREST description of the ordinary shares to which they are entitled will be updated to refer to the new ordinary shares on or around December 8, 2020. CREST accounts will be not be adjusted to reflect holders’ interim holdings of Deferred Shares.

Effect on ADSs

The existing ADSs will remain in issue (with the same ISIN, US00972G1085, and the same CUSIP, 00972G108) and trading in them on Nasdaq will not be interrupted. Holders of ADSs will continue to hold the same number of ADSs following the completion of the proposals, but each ADS will represent 100 new ordinary shares of USD0.0001 each, rather than 100 existing ordinary shares of £0.01 each. Existing ADRs will remain valid, representing the same number of ADSs as currently, and should be retained by their holders.

Stock Options and Stock Warrants

With effect from the Record Time, each option under the Company’s stock option plan will (subject to the option terms) entitle its holder to subscribe for one new ordinary share of USD0.0001 for each existing share for which he is currently entitled to subscribe. There will be no adjustment to the number of shares under option, the exercise price or any other terms of the options. Further information will be provided to option-holders in separate communications to the extent required by the terms of the options.

With effect from the Record Time, in the documentation relating to the Company’s outstanding warrants to subscribe ordinary shares (“Stock Warrants”), each reference to an existing ordinary share in the Company will be treated as a reference to a new ordinary share of USD0.0001 in the Company. There will be no adjustment to the number of securities subject to the Stock Warrants, their exercise price or any other terms, as the value of an ordinary share in the Company or ADS will not be directly affected by the proposals. Holders of Stock Warrants will be contacted separately to the extent required by the terms of the Stock Warrants.

US Securities Laws

The Deferred Shares have not been and will not be registered under the US Securities Act or the state securities laws of the United States and they may not be offered or sold in the United States or to any US persons unless pursuant to a transaction that has been registered under the US Securities Act and the relevant state securities laws or pursuant to a transaction that is exempt from, or not subject to, the registration requirements of the US Securities Act and the state securities laws. Neither the Deferred Shares nor this document, has been approved, disapproved or otherwise recommended by any US federal or state securities commission or other regulatory authority or any non-US securities commission or regulatory authority nor have such authorities passed upon or endorsed the merits of this document or confirmed the accuracy or determined the adequacy of this document. Any representation to the contrary is a criminal offence in the United States. The new ordinary shares, to the extent that they derive from outstanding ordinary shares for which sale or resale was already registered on an existing registration statement, will constitute deposited securities pursuant to the terms of the Company’s deposit agreement with Deutsche Bank Trust Company Americas.

EACH SHAREHOLDER IS URGED TO COMPLETE, DATE, SIGN AND PROMPTLY
RETURN THE ENCLOSED PROXY FORM.